THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

October 4, 2007

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Everest Resources Corp.
Form SB-2 Registration Statement
File No. 333-145798

Dear Mr. Schwall:

     In response to your oral comment on October 3, 2007, please be advised as follows:

Risk Factors

     1. The risk factor regarding Mr. McLeod has been revised.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Everest Resources Corp.